FORM 11-K



13002975

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Employee Voluntary Stock Ownership Plan
Roper Corporation
1507 Broomtown Road
LaFayette, GA 30728

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser perio as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedul prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financia statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have bee incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons w administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereu duly authorized.

(Roper Employee Voluntary Stock Ownership Plan)

Date June 14, 2013

Rhonda Beasley
(Signature)*
Name: Rhonda Beasley
Title: HR Manager

**Print name and title of the signing official under the signature.*



ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

December 31, 2012 and 2011

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 14, 2013

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:		
Cash and cash equivalents (note 2)	$ 838,673	$ 601,168
Investments at fair value (notes 3 and 4)	72,180,416	61,922,248
Notes receivable from participants	2,023,481	2,323,956
Employee contributions receivable	—	50,968
Employer contributions receivable	—	50,467
Accrued dividends and interest	445,289	398,170
Total assets	75,487,859	65,346,977
Liabilities:		
Payable for excess contributions	94,660	35,815
Net assets available for plan benefits	$ 75,393,199	$ 65,311,162

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 3)	$ 9,239,610	$ (1,787,063)
Dividend and interest income	2,006,359	1,744,459
	11,245,969	(42,604)
Interest on notes receivable from participants	82,026	112,623
Contributions:		
Employee	2,149,337	2,222,779
Employer	2,186,833	2,143,119
	4,336,170	4,365,898
Total additions	15,664,165	4,435,917
Deductions from net assets attributed to:		
Benefits paid to participants	5,566,963	6,533,297
Expenses and loan fees (note 1)	15,165	19,603
Total deductions	5,582,128	6,552,900
Net increase (decrease)	10,082,037	(2,116,983)
Net assets available for plan benefits at:		
Beginning of year	65,311,162	67,428,145
End of year	$ 75,393,199	$ 65,311,162

See accompanying notes to financial statements.

(1) Description of the Plan

The Roper Employee Voluntary Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by the Roper Corporation (the "Company"), an affiliate of General Electric Company ("GE"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Frontier Trust Company (the "Trustee") is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Roper Employee Voluntary Stock Ownership Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b) GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments.

(c) GE Institutional Strategic Investment Fund – This fund managed by GEAM seeks maximum total return (total return included both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(d) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratio.

(e) Royce Premier Fund – This fund seeks long-term growth of capital by investing in a limited number of equity securities issued by small companies with stock market capitalization between $500 million and $2.5 billion.

(f) Artio International Equity Fund I – This investment seeks long-term growth of capital. It invests up to 35% of total assets in emerging-market securities and 80% of assets in international equities.

(g) First Eagle Global Fund – This fund seeks long-term growth of capital by investing in a wide range of asset classes from markets in the United States and around the world.

(h) PIMCO Total Return Institutional Fund – This fund seeks maximum total return, consistent with preservation of capital and prudent investment management by investing primarily in a diversified portfolio of fixed income instruments of varying maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer up to 14% of their eligible compensation, on a pre-tax or after-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age of 50 was generally $17,000 and $16,500 in 2012 and 2011, respectively. For participants who were at least age 50 during the year, the limit was generally $22,500 and $22,000 in 2012 and 2011, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions at a rate of 150% of the employee's pre-tax contributions on the first 2% of compensation and 100% of the employee's pre-tax contributions on the next 5% of compensation. After-tax employee contributions and catch-up contributions are not matched.

The Company may, in its sole discretion, make profit sharing contributions for eligible employees in an amount determined by its board of directors. The contribution would be allocated to participants based on years of service in order to determine the base amount. The Company is not required to make any profit sharing contributions for any plan year. There were no discretionary contributions from the Company in 2012 or 2011.

Vesting

Participants are immediately fully vested in their employee contributions, employer matching contributions, and related investment results. Prior to January 1, 1992, participants were subject to a vesting schedule. Employees who terminated employment prior to January 1, 1992 are subject to this vesting schedule.

Forfeitures

As of December 31, 2012 and 2011, forfeited non-vested amounts (including unrealized appreciation) totaled $28 and $25,075, respectively. In 2012, forfeitures amounting to $25,146 were utilized to reduce Company contributions and $0 was utilized in 2011. Gains on earnings of forfeiture balances were $81 and $215 during 2012 and 2011, respectively. Additions to forfeiture balances were $18 and $204 during 2012 and 2011, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 4 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 9 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their after-tax contributions, including earnings thereon. Generally, before-tax contributions, Company contributions, and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(g)). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Cash and Cash Equivalents

This amount is comprised of cash held in the GE Common Stock Fund to provide liquidity. In addition, employee and employer contribution balances remitted to the trust, which are related to the last payroll cycle of the Plan year, as well as repayments of participants' notes receivable which are not yet invested, are also classified as cash and cash equivalents.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock and registered investment companies.

See note 4 for additional information.

(e) Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The fair values of the Plan's investments at December 31, 2012 and 2011 follow.

	2012	2011
GE Common Stock	$ 48,958,734 *	$ 41,726,645 *
Registered Investment Companies:		
GE Institutional Money Market Fund	2,866,599	2,924,537
GE Institutional Strategic Investment Fund	1,437,855	1,211,560
American Funds Growth Fund of America	3,269,600	2,531,682
Royce Premier Fund	3,428,650	3,106,136
Artio International Equity Fund I	2,849,277	2,340,518
First Eagle Global Fund	4,957,262 *	4,272,383 *
PIMCO Total Return Institutional Fund	4,412,439 *	3,808,787 *
Total registered investment companies	23,221,682	20,195,603
Total investments at fair value	$ 72,180,416	$ 61,922,248

*Investments representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) during 2012 and 2011 as follows.

	2012	2011
GE Common Stock	$ 8,837,090	$ 572,042
Registered Investment Companies	402,520	(2,359,105)
	$ 9,239,610	$ (1,787,063)

(4) Fair Value Measurements

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 48,958,734	$ —	$ —	$ 48,958,734
Registered Investment Companies	23,221,682	—	—	23,221,682
Total investments at fair value	$ 72,180,416	$ —	$ —	$ 72,180,416

The Plan's investments measured at fair value on a recurring basis at December 31, 2011 follow.

	Level 1	Level 2	Level 3	Total
GE Common Stock	$ 41,726,645	$ —	$ —	$ 41,726,645
Registered Investment Companies	20,195,603	—	—	20,195,603
Total investments at fair value	$ 61,922,248	$ —	$ —	$ 61,922,248

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2012 or 2011.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. The GE common stock of the GE Common Stock Fund is included in the fair value measurements table as Level 1 investments and the cash portion is included in cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits.

(5) Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, a variety of investment funds, consisting of registered investment companies. The registered investment companies invest in U.S. equities, international equities, and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements is also a party in interest as defined by ERISA.

(7) Tax Status

The Internal Revenue Service has notified the Company by a letter dated September 11, 2012 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the material liability (or asset) or disclosure in the Plan's financial statements.

(8) Subsequent Events

Subsequent events after the balance sheet date through June 14, 2013, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

Effective January 28, 2013, the Vanguard 500 Index Signal Fund and the Vanguard Total International Stock Index Signal Fund were added as investment options to the Plan and the Artio International Fund I was removed as an investment option.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total investments at fair value per financial statements	$ 72,180,416	$ 61,922,248
Notes receivable from participants	2,023,481	2,323,956
Deemed distributions	(62,355)	(517,937)
Total notes receivable per Form 5500	1,961,126	1,806,019
Total investments per Form 5500	$ 74,141,542	$ 63,728,267

A reconciliation of total deductions to net assets per the financial statements at December 31, 2012 and 2011 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2012	2011
Total deductions from net assets per financial statements	$ 5,582,128	$ 6,552,900
Changes in deemed distributions	(455,582)	517,937
Corrective distributions	94,660	35,815
Total expenses per Form 5500	$ 5,221,206	$ 7,106,652

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	GE Common Stock	Common stock	2,332,479	$ 48,958,734
*	GE Institutional Money Market Fund	Registered investment company	2,866,599	2,866,599
*	GE Institutional Strategic Investment Fund	Registered investment company	121,749	1,437,855
	American Funds Growth Fund of America	Registered investment company	95,213	3,269,600
	Royce Premier Fund	Registered investment company	177,650	3,428,650
	Artio International Equity Fund I	Registered investment company	110,352	2,849,277
	First Eagle Global Fund	Registered investment company	101,667	4,957,262
	PIMCO Total Return Institutional Fund	Registered investment company	392,566	4,412,439
	Total investments at fair value			72,180,416
*	Notes receivable from participants (726 loans with interest rates from 4.25% to 9.25% from 1 month to 9 years)			1,961,126
	Total Assets (Held at End of Year)			$ 74,141,542

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

Roper Employee Voluntary Stock Ownership Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-01953, 333-155587, and 333-158069) on Form S-8 of the General Electric Company of our report dated June 14, 2013, with respect to the statements of net assets available for benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

New York, New York

June 14, 2013